Heller Ehrman Solicitors and International Lawyers 海陸國際律師事務所 Simon C.M. Luk Simon.Luk@hellerehrman.com Direct +852.2292.2222 Main +852.2292.2000 Fax +852.2292.2200

September 14, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Gary Todd

Re:
Diguang International Development Co., Ltd.
Form 10-KSB for the year ended December 31, 2005
Filed March 15, 2006
Form 8-K dated and filed on March 21, 2006
Form 8-K /A dated March 21, 2006 and filed on April 21, 2006
Form 10-QSB for the quarterly period ended March 31, 2006
File No. 333-69270

Dear Mr. Todd:

On behalf of Diguang International Development Co., Ltd. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 27, 2006 relating to the above-referenced periodic reports on Forms 10-KSB, 8-K, 8-K/A and 10-QSB. On behalf of the Company, we are providing draft amendments to the Form 8-K/A dated March 21, 2006 filed on April 21, 2006 (the “Amendment No. 2 to Form 8-K”) and the Form 10-QSB for the quarterly period ended March 31, 2006 filed on May 15, 2006 (the “Amendment No. 1 to Form 10-QSB”) that we intend to file upon the Staff’s clearance of all comments on those filings.

Partners:  Martin Downey     David Hall-Jones     Simon Luk     Michael P. Phillips     Ing Loong Yang
Registered Foreign Lawyers:  Joseph Cha     Ying Li     Steven Liu     Jonathan Palmer
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Anchorage Beijing Hong Kong Los Angeles Madison, WI New York San Diego San Francisco Seattle Silicon Valley Singapore Washington, D.C.

We are enclosing three (3) copies of Amendment No. 2 to Form 8-K and Amendment No. 1 to Form 10-QSB, which have been marked to show changes from the Amendment No. 2 to Form 8-K and Amendment No. 1 to Form 10-QSB that were submitted to the Staff as drafts together with our response letter dated July 20, 2006. Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated July 27, 2006, followed by the Company’s responses. Please note that all page numbers, unless otherwise stated, refer to your comment letter.

Amendment No. 2 to Form 8-K dated March 21, 2006
Item 9.01 Financial Statements and Exhibits
Unaudited Pro Forma Combining Financial Statements, page 70

1. A reverse merger between a public shell and a private operating company accounted for as a recapitalization of the private company is not a business combination under SFAS 141 or for purposes of Item 310 of Regulation S-B. Accordingly, pro forma financial statements are not required and should not normally be presented for such transactions. Since you have elected to amend the Form 8-K dated March 21, 2006 it appears that you should delete the pro forma data. Please revise or further advise.

The Company notes the Staff’s comment and respectfully advises that it has deleted the pro forma data in Amendment No. 2 to Form 8-K dated March 21, 2006.

Audited Financial Statements, beginning on page F-1
Consolidated Statements of Cash Flows, page F-6

2. We see changes to several amounts and sub-totals presented in the statement of cash flows for 2005. Please label the restated column as “restated,” Please also add footnote disclosure that explains the reasons for each change and that reconciles amounts as “previously reported” to amounts as “restated.” Refer to SFAS 154. Please note that corrections of errors should also normally be referred to in the audit report. Other than with respect to the audit report, this comment also applies to the proposed amendment to the March 2006 Form 10-QSB.

The Company notes the Staff’s comment and respectfully responds that it has relabeled two columns on the cash flow statements as “restated.” The Company also revised the footnote disclosure indicating that the amounts were restated. A reconciliation between amounts previously stated and amounts restated was provided in the footnote disclosure as well. The audit opinion has been revised accordingly. Please see page F-6 and page F-4 of the revised financial statements in Amendment No. 2 to Form 8-K and Amendment No. 1 to Form 10-QSB, respectively.

3. We refer to your response to comment 13. You indicate that the Song brothers transferred the backlight business from Diguang Electronics (HK) to Diguang Science and Technology in November 2003 and that the two entities were under common control. You also indicate that Diguang Electronics (HK) continued to collect receivables and pay accounts payable for pre-existing contracts on behalf of the transferred business. Operating cash flows generally arise from producing and delivering goods and services. These collections and payments appear to have arisen from operating transactions; and, it is not clear why the transfer of the business between parties under common control would impact classification on the cash flow statement. Accordingly, please further explain why these transactions are not operating for purposes of the consolidated statements of cash flows. Support your conclusions with specific analysis of the requirements of SFAS 95.

The Company notes the Staff’s comment and respectfully advises the Staff that it has relabeled its cash flow statements with “restated” marks on the cash flow statement, which was revised in accordance with the actual business activities regarding collections received by, and payments made to, Diguang Electronic (HK) on behalf of Diguang Science and Technology (HK) Limited. Please see the revised financial statements for the years ended December 31, 2003, 2004 and 2005, all of which will be included on page F-6 of Amendment No. 2 to Form 8-K. The Company also has revised the Management Discussion and Analysis of Financial Condition and related party transaction disclosures in Amendment No. 2 to Form 8-K (pages 60-63 and F-15-F17) and Amendment No. 1 to Form 10-QSB (page F-12). Please see the sample disclosure in Exhibit A.

Amendment No. 1 to Form 10-QSB as of March 31, 2006

4. We refer to your response to Comment 18. We see your response; however, it continues to be unclear whether the accounting for costs of the reverse merger and costs of the private placement are appropriate under US GAAP. The costs of the reverse merger and the costs of the private placement should be accounted for separately. In that regard, an operating company’s reverse acquisition with a non-operating company having some cash is viewed as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense. As well, costs capitalized in connection with a sale of stock for cash should only include direct incremental costs and should not include items normally included in general and administrative expenses or other recurring costs, such as audit fees. Refer to SAB Topic 5-A.

Please provide us a schedule of the components of the (1) $310,718 identified as “Offsetting deferred offering expenses” and the (2) $1.86 million offset against the private placement proceeds. Identify the amount, the date, the payee and the nature of the cost. Clearly distinguish cash and non-cash amounts; and, describe the consideration for non-cash amounts. Further explain how your accounting for these costs is appropriate in US GAAP. We may have further comment upon review of your response.

The Company’s response to the Staff’s comment related to the deferral of costs incurred is divided into two parts:  The first deals with the break out of costs incurred in connection with the private placement and the reverse merger and the second deals with the nature and treatment of the costs.

Break out of costs - The attached Exhibit B breaks out the deferred offering costs by four broad categories. It is very much subjective to distinguish the costs between private placement and reverse merger. However, the Company believes that the circumstances surrounding its reverse merger and private placement would allow for the deferral of costs and the cost of the private placement and reverse merger should not be accounted for separately.  This is based on the fact that a condition of the reverse merger was that the Company completes its share offering and, vice versa, the share offering was contingent on the Company completing the reverse merger.  In the absence of either transaction occurring, neither would have occurred.  In substance this situation is similar to a reverse merger with a shell company having cash and the Company believes that to the extent that its direct, incremental costs of the transactions do not exceed the total proceeds received, the deferral of such costs is appropriate and does not require separate accounting for the costs of the private placement and reverse merger.

Nature and treatment of costs - After revisiting the details of expenses incurred, the Company noted that the audit fees of $285,000 incurred in 2005 for auditing the financial statements of the Company for the prior years, audit fee of $80,000 for auditing the financial statements for 2005, and review fee of $37,000 for the first quarter of 2006 can be deemed as general and administrative expense as suggested by the Staff. In addition, the Company believes that the remaining other investment banking fees, consultant fees, and legal fees are direct, incremental cost of the two transactions. Therefore, a total of $1,766,342 presented in the attached Exhibit B (which does not break out the costs of the private placement and reverse merger), was incurred in connection with the transactions, all of which were paid in cash ultimately.

By doing so, the Company believes that it has complied with SAB Topic 5-A as costs capitalized in connection with a sale of stock for cash included only direct incremental costs and do not include recurring costs. In addition, in response to the question of how costs, such as legal and accounting fees, incurred as a result of a closely held corporation issuing stock for the first time to the public, should be handled in the accounting records, AICPA TPA 4110.01 provides that: “Direct costs of obtaining capital by issuing stock should be deducted from the related proceeds, and the net amount recorded as contributed stockholders' equity. Assuming no legal prohibitions, issue costs should be deducted from capital stock or capital in excess of par or stated value. Such costs should be limited to the direct cost of issuing the security. Thus, there should be no allocation of officers' salaries, and care should be taken that legal and accounting fees do not include any fees that would have been incurred in the absence of such issuance.” The Company believes that it has complied with AICPA TPA 4110.01 as it has segregated the audit and accounting fees of $402,000 from the costs of the reverse merger and the private placement.

In general, the total approximate costs can be broken into the following broad categories:

Investment banking fees and expenses	$1,169,927
Financial consulting and other fees	180,815
Legal fees	332,100
Accounting and audit fees	83,500
Total	$1,766,342

5. We refer to your response to comment 21. The recapitalization transaction would not be a business combination under SFAS 141. EITF 95-8 applies to contingent consideration paid to shareholders of an acquired enterprise. In your transaction, Diguang shareholders are the acquirers for accounting purposes. Accordingly, accounting under EITF 95-8 does not appear appropriate in your circumstances. Please explain why the incentive plan should not be accounted for under SFAS 123(R). If you conclude that SFAS 123(R) is the appropriate guidance, further explain how your accounting is appropriate under SFAS 123(R). Please be detailed and specific.

The Company respectfully advises the Staff that that the Company believes that it is not appropriate to account for the issuance of incentive shares under EITF 95-8 and this view was conveyed in the Company’s response to Comment 21 in the response letter to the Staff dated July 20, 2006. The Company determined that the issuance of incentive shares should be in accordance with SFAS 123R. The Company has modified the disclosure in the notes to the financial statements on page F-13 of Amendment No. 1 to the Form 10-QSB as follows.

“In accordance with the signed Share Exchange Agreement, the shareholders of Diguang International Holdings Limited will be granted certain incentive shares if the Company (post reverse merger) meets certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

(1)  After-tax profit targets shall be the income from operations, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of Incentive Shares in any year. By way of example, if the Incentive Shares for 2006 are earned and issued in 2007 with an aggregate value of $7 million, and as a result the income from operations for 2007 is reduced by $7 million, the determination of whether the after-tax profit targets are hit for 2007 will be made without deducting the $7 million from income from operations.  That is, if income from operations was $20 million after the charge for issuance of the Incentive Shares, for purposes of issuance of Incentive Shares for 2007, income from operations will be deemed to be $27 million, and whether the target is hit will be determined by deducting from $27 million the amount of taxes that would have been paid or payable had income from operations actually been $27 million.

The Company accounts for the transactions of issuing these incentive shares based on the fair value of grant date in accordance with SFAS 123R. Under SFAS 123R, the grant date was effective March 17, 2006. Accordingly, the compensation expense has been calculated, but will be recorded over the period (in which the shareholders of Diguang Holdings can earn any of the amounts each year) only if meeting the prescribed target in the Share Exchange Agreement is probable. The Company assessed that the expense would not be recorded as the annualized operating result would not meet the required amount for the year ended December 31, 2006.”

6. In light of the significant changes to the statement of cash flows presented in the Form 10-QSB, please tell us how you were able to conclude that disclosure controls and procedures are effective as of March 31, 2006. Please note that you should make disclosure about the nature and status of any material weaknesses under Item 3.

The Company respectfully advises the Staff that its disclosure control and procedures are effective. The Company respectfully informs the Staff that the changes made to the statement of cash flows and offering expense are explained below. The Company believes that the Company accounted for these transactions in accordance with certain accounting literature and made its judgment based on the circumstances surrounding the transaction. The Company does not believe that making changes is an issue regarding the effectiveness of its disclosure controls and procedures; rather it is a question of applying different accounting principles.

The classification of cash flow in connection with the related party transactions the Company made in the previous filings was based on the Company’s perception that net cash outflows from financing or investing activities to entities under the common control of Messrs. Yi Song and Hong Song can be viewed as fund movements conducted by shareholders (i.e. Messrs. Yi Song and Hong Song) and that they should be responsible for such fund movements ultimately. In classifying certain transactions that does not fit in a straightforward manner into the category of either financing or operating activities, the Company chose to account for such transactions as primarily financing or investing activities because remittance of proceeds by Diguang Electronic Limited to Diguang Science and Technology usually exceeded three months. By doing so, the Company tried to bring all such activities to the full awareness of readers of the financial statements. Nonetheless, the Company accepts the Staff's comments that the related party cash flows should be classified as an operating activity and has accordingly revised the presentation of cash flow statements on page F-6 of  Amendment No. 1 to Form 8-K. The impact of changes in the cash flow statement included in Form 10-QSB for the first quarter of 2006 was immaterial.

In terms of the revisions of the deferred costs of the reverse merger and private placement, the Company previously viewed the audit fees of $285,000 incurred in 2005 for auditing the financial statements of the Company for the prior years and the audit fee of $80,000 for auditing the financial statements for 2005 as direct and incremental costs of the transactions because they were incurred prior to the closing of the transactions on March 17, 2006. The Company’s rationale was that prior to committing to conducting the two transactions, it was not obligated to be audited as a privately held company. These audit fees were incurred for the purpose of the transactions and therefore, were direct and incremental costs of the transactions. Nonetheless, the Company accepts the Staff's comments and corrected its accounting as follows: the audit fees of $285,000 incurred in 2005 for auditing the financial statements for the prior years were expensed as incurred and the audit fee of $80,000 for auditing the financial statements for the year ended December 31, 2005 were expensed as incurred in the first quarter of 2006. Similarly, the review fees of $37,000 were expensed as incurred in the second quarter of 2006. The impact of correcting $285,000 on the net income for 2005 was approximately 3.12% of the net income previously reported and the impact of correcting $80,000 on net income for the first quarter of 2006 was approximately 3.94% of the net income previously reported. As a result of correction on offering expenses related to the financial statements for the years ended December 31, 2005 and the three months ended March 31, 2006, the corresponding impact on the respective cash flow statements have been disclosed accordingly. Please see the revised financial statements on pages F-4 of Amendment No. 1 to Form 10-QSB for the three months ended March 31, 2006 and page F-6 of Amendment No. 2 to Form 8-K.

***

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at +852 2292 2222.

Very truly yours,
/s/ Simon Luk
Simon Luk

cc.	Mr Yi Song
Ms Jackie You Kazmerzak,
Diguang International Development Co., Ltd.
Mr Alex Shukhman,
Heller Ehrman LLP
Mr Huang Jinhui
BDO Reanda

Exhibit A
Related Party Relationships

Name of Related Parties	Relationship with the Company
Sino Olympics Industrial Limited	The Company’s 100% stockholder
Mr. Yi Song	The ultimate stockholder of the Company
Mr. Hong Song	The ultimate stockholder of the Company
Shenzhen Diguang Engine and Equipment Co., Ltd. (a China based entity)	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Cinema Systems Inc. (a US entity)	The representative of Mr. Yi Song and Mr. Hong Song
Dongguan Diguang Electronic Science and Technology Co., Ltd. (a China based entity from which Diguang Electronics has rented the plant.)	92% owned by Sino Olympics since March 31, 2006 and 8% owned by Shenzhen Diguang Engine and Equipment Co., Ltd.

On December 20, 2004, Diguang Electronics entered into a lease agreement with Dongguan Diguang Electronic Science & Technology Co., Ltd., a company 92% owned by Diguang Electronics (Hong Kong) and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., to rent the plant with rental of RMB440,000 plus maintenance fee of RMB80,000 per month for the first two years and the subsequent rental will be subject to change in line with the market price in that time. The lease terms shall start from January 20, 2005 and expire on January 19, 2010. On February 23, 2005, both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronic had to finish its interior remodeling during this period. On March 30, 2005, both parties agreed that the rental shall be RMB380,000 per month including all maintenance fee based on the prevailing market price for the similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010. There were no other changes under the lease agreement. Based on the above amendments, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

The roll-forward details of amount due from/to related parties were summarized as follows:

Amount due from	Shenzhen Diguang Engine and Equipment Co., Ltd.	Dongguan Diguang Electronic Science and Technology Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	$-	$-	$143,208	$143,208
Addition	-	-	499,364	499,364

Balance at December 31, 2004	-	-	642,572	642,572

Additions	21,538	-	644,734	644,734
Payments received	-	-	(148,672)	(148,672)
Additions	-	-	849,062	849,062
Translation adjustment	-	-	1,164	1,164
Offset by dividends declared	-	-	(1,988,860)	(1,988,860)

Balance at December 31, 2005	$21,538	$-	$-	$21,538

Amount due to	Shenzhen Diguang Engine and Equipment Co., Ltd.	Dongguan Diguang Electronic Science and Technology Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	$651,325	$-	$2,090,447	$2,741,772

Addition	191,934	-	-	191,934
Cash payments made	-	-	(1,920,226)	(1,920,226)

Balance at December 31, 2004	843,259	-	170,221	1,013,480

Addition	359,070	-	-	359,070
Rental	-	467,571	-	467,571
Cash payments made	(1,221,546)	(332,470)	(170,221)	(1,724,237)
Translation adjustment	21,556	-	-	21,556

Balance at December 31, 2005	$2,339	$135,101	$-	$137,440

Transactions in 2004

Stockholders

Diguang Electronic (HK) is an unlimited liability company that is 80% owned by Yi Song and 20% owned by Hong Song (collectively referred to herein as the “Song brothers”). Diguang Science and Technology is also owned by the Song brothers. In November 2003, as a result of a restructuring, Diguang Electronic (HK) transferred its backlight business to Diguang Science and Technology on a predecessor basis because these two entities were under the common control of Song brothers. As those two entities were owned by the Song brothers, no consideration was paid. Since then, Diguang Electronic (HK) did not conduct this business any more. However, some sales and purchase contracts were originally entered into by Diguang Electronic (HK). Therefore, Diguang Electronic (HK) still collected payments from the outstanding accounts receivable and made payments for the outstanding accounts payable based on the contracts entered by Diguang Electronic (HK) regarding the backlight business on behalf of Diguang Science and Technology (HK) Ltd. After collection and repayment, the remaining proceeds were transferred to Diguang Science and Technology (HK) Ltd. Since Diguang Electronic (HK) was also owned by the Song brothers, the funds collected and paid were presented as amount due from/to stockholders on the books of Diguang Science and Technology (HK) Ltd. On January 1, 2004, the opening balance of amount due from stockholders was US$143,208. During the year ended December 31, 2004, the amount collected by Diguang Electronic (HK) on behalf of Diguang Science and Technology (HK) Ltd. was $499,364, resulting in the balance of amount due from stockholders of $642,572.

Similarly, on January 1, 2004, the opening balance of amount due to stockholders was $2,090,447. On behalf of Diguang Science and Technology, Diguang Electronic (HK) also made payments on behalf of Diguang Science and Technology. On January 2004, the opening balance of amount due to stockholders was US$2,090,447. During the year ended December 31, 2004, Diguang Electronic (HK) made payments of $1,421,727 on behalf of Diguang Science and Technology and the Company made payments of $489,499 to stockholders, resulting in the amount due to stockholders of $170,221 on December 31, 2004.

Shenzhen Diguang Engine & Equipment Co., Ltd.

Shenzhen Diguang Engine & Equipment Co., Ltd. is owned by the Song brothers (at 80% and 20% ratio.) and was a related party of Shenzhen Diguang Electronics. On January 1, 2004, the opening balance of amount due to Shenzhen Diguang Engine & Equipment Co., Ltd. was $651,325. During the year ended December 31, 2004, Shenzhen Diguang Electronics incurred additional payable of $191,934 to Shenzhen Diguang Engine and Equipment for financing purpose, resulting in a balance of $843,259 at December 31, 2004.

Transactions in 2005

Stockholders

The transactions between Diguang Electronic (HK) and Diguang Science and Technology were continued in early 2005. During the year ended December 31, 2005, Diguang Electronic (HK) collected $664,734 on behalf of Diguang Science and Technology. The stockholders used cash of $849,062 owned by Diguang Science and Technology (HK) Ltd. and made a payment of $148,672, the net cash outflow was approximately $700,390.

In July 2005, the Chinese government adjusted exchange rate between RMB and US dollar resulting in certain translation adjustment. During the year ended December 31, 2005 the translation adjustment of $1,164 was allocated to amount due from stockholders.

In order to clear the outstanding balance of amount due from stockholders before becoming a public company through recapitalization and reorganization with a shell company, the Board of Diguang Science and Technology (HK) Ltd. resolved to declare dividends of $2,100,000 to two stockholders on December 12, 2005, of which $1,988,860 was used to offset the outstanding balance of amount due from stockholders, the remaining $111,140 was presented as dividends payable as of December 31, 2005, which was paid during the first quarter of 2006. After the offset, there was no outstanding balance of amount due from stockholders at December 31, 2005.

In addition, Diguang Science and Technology made payment of $170,221 to stockholders during 2005 to clear the outstanding balance of amount due to stockholder as of December 31, 2005.

Shenzhen Diguang Engine & Equipment Co., Ltd.

During December 2005, Shenzhen Diguang Electronics purchased certain equipment on behalf of Diguang Engine and Equipment totaling $21,538, which was outstanding as of December 31, 2005 and collected during the first quarter of 2006.

On the other side, Shenzhen Diguang Electronics used the fund of $359,070 from Shenzhen Diguang Engine and Equipment during the year ended December 31, 2005. In order to clear the outstanding related party accounts before becoming a public company through recapitalization and reorganization with a shell company, Shenzhen Diguang Electronics made a payment of $1,221,546 during the year ended December 31, 2005, resulting in a balance of $2,339 at December 31, 2005. During the year ended December 31, 2005, translation adjustment of $21,556 was allocated to amount due to Shenzhen Diguang Engine and Equipment. For cash flow purpose, the net payments to amount due to Diguang Engine and Equipment were approximately $840,920.

Transactions in 2005

Dongguan Diguang Electronic Science and Technology Co., Ltd.

The Song brothers built a facility in Dongguan City, Guangdong province in early 2005 under the name of Dongguan Diguang Electronic Science and Technology Co., Ltd. and decided to move the manufacturing activities of Shenzhen Diguang Electronics to this facility.

According to the lease agreement between Shenzhen Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 (approximately $46,000) per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 would be waived as Shenzhen Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, Shenzhen Diguang Electronics recorded amount of $467,571 due to Dongguan Diguang Electronic Science and Technology Co., Ltd. and made payment of $332,470 during the year ended December 31, 2005, resulting in a balance of $135,101 as of December 31, 2005. For cash flow purposes, the net amount of $135,101 was included in operating activities considering that the nature of rental expense was part of operating activities.

Correction of Error in Reporting Related Party Transactions in the Statements of Cash Flows

The consolidated statements of cash flows for the years ended December 31, 2004 and 2005 have been restated for a correction of an error in the classification of transactions involving certain of the Company’s related party receivables and payables. Although on an overall basis the corrections did not change the beginning or ending balances of cash and cash equivalents, the previous classifications did result in the amounts previously reported as cash flows provided by or used in operating, investing and financing activities as being in error.

A reconciliation between amounts presented in the restated consolidated statements of cash flows and amounts previously disclosed is as follows:

	December 31,
	2004	2005

Net cash provided by operating activities, as previously reported	$6,788,360	10,508,631
Correction of related party cash flows and offering expense	(1,921,089)	(929,734)
Net cash provided by operating activities, as corrected	4,867,271	9,578,897

Net cash used in investing activities, as previously reported	(949,802)	(4,072,029)
Correction of related party cash flows	499,364	644,734
Net cash used in investing activities, as corrected	(450,438)	(3,427,295)

Net cash used in financing activities, as previously reported	(1,728,290)	(1,792,801)
Correction of related party cash flows and offering expenses	1,421,725	285,000
Net cash used in financing activities, as corrected	(306,565)	(1,507,801)

Exhibit B

Diguang International Development Co., Ltd Summary of Offering Expenses

		Date of	Date of	Previously Reported		Corrected		Expensed as incurred	Expensed as incurred	Expensed as incurred
Recipients	Nature of Expense	Invoice	Payment	Amount	Status	Amount	Status	in 2005	In Q1 2006	In Q2 2006
Break out of Deferred Cost
BDO	Audit for prior years	08/04/05	08/10/05	67,500		-		67,500
BDO	Audit for prior years	09/10/05	09/27/05	67,500		-		67,500
BDO	Audit for prior years	11/22/05	11/28/05	150,000		-		150,000
China Finance Capital Limited	Financial consulting	08/15/05	12/28/05	25,718		25,718
The costs incurred in 2005 and deferred at 12/31/05				310,718		25,718		285,000

The costs recognized in the first quarter of 2006
Chardan Capital Markets, LLC	Placement agent	04/05/06	03/17/06	480,000		480,000
Expenses incurred by Chardan Capital Markets, LLC	Placement agent	04/05/06	03/17/06	21,924		21,924
Maxim Capital, LLC	Placement agent	04/05/06	03/17/06	480,000		480,000
Expense incurred by Maxim Capital	Placement agent	03/16/06	03/17/06	38,003		38,003
Sinokosen Holdings Limited	Finders' fee	03/31/06	04/20/06	150,000	(1)	150,000	(1)
Investment banking fees and expenses				1,169,927		1,169,927

TriPoint Capital Advisors, LLC	Financial consulting	03/09/06	03/17/06	40,500		40,500
Chardan Capital, LLC	Financial consulting	04/05/06	03/17/06	83,590		83,590
Vintage Filings	Edgar service	03/16/06	03/17/06	17,215		17,215
Ann Bell	Edgar service	03/24/06	03/29/06	2,200		2,200
Bank charges	Private Placement	03/17/06	03/27/06	92		92
Sinokosen Holdings Limited	Financial consulting	03/31/06	04/20/06	11,500	(1)	11,500	(1)
Financial consulting and other fees				155,097		155,097

Loeb & Loeb, LLP	Legal service	03/14/06	03/17/06	42,100		42,100
Heller Ehman legal services	Legal service	12/01/05	12/02/05	10,000		10,000
Heller Ehman legal services	Legal service	01/05/06	01/05/06	10,000		10,000
Heller Ehman legal services	Legal service	02/07/06	02/07/06	30,000		30,000
Heller Ehman legal services	Legal service	02/22/06	02/22/06	50,000		50,000
Heller Ehman legal services	Legal service	03/27/06	03/27/06	150,000		150,000
Heller Ehman legal services	Legal service	04/24/06	07/11/06	40,000	(1)	40,000	(1)
Legal fees				332,100		332,100

BDO	Audit for 12/31/05	01/13/06	01/23/06	40,000		-			40,000
BDO	Audit for 12/31/05	02/16/06	03/07/06	40,000		-			40,000
BDO	Review of Form 8-K	02/16/06	03/15/06	30,000		30,000
BDO	Review of OLPC's information	03/29/06	04/18/06	20,000	(1)	20,000	(1)
BDO	Review of Form 8-K	03/29/06	04/18/06	13,500	(1)	13,500	(1)
BDO	Review of Form S-1	06/14/06	05/26/06	20,000	(1)	20,000	(1)
BDO	Quarterly review	06/14/06	05/22/06	37,000	(1)	-				37,000
Accounting and auditing fees				200,500		83,500			80,000	37,000

Total costs recognized in the first quarter of 2006				1,857,624		1,740,624

Grand total				2,168,342		1,766,342

				Summary		Summary
Investment banking fees and expenses				1,169,927		1,169,927
Financial consulting and other fees				180,815		180,815
Legal fees				332,100		332,100
Accounting and auditing fees				485,500		83,500
				2,168,342		1,766,342

The accrued costs at 03/31/06				292,000		255,000

Cash paid at 03/30/06				1,565,624		1,485,624

(1) Accrued